

Mail Stop 3561

January 19, 2016

Thomas R. Moran
Executive Vice President and Chief Financial Officer
Conn's, Inc.
4055 Technology Forest Boulevard, Suite 210
The Woodlands, Texas 77381

> **Re: Conn's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2015**
> **Filed April 1, 2015**
> **File No. 1-34956**

Dear Mr. Moran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Customer Receivable Portfolio, page 39

1. We note the percent of average outstanding account balances 60 days or more past due and the provision for bad debts as a percentage of average total customer portfolio balance have increased in each of the last two years and that the percent of bad debt charge-offs, net of recoveries, to average total customer portfolio balance increased during the past year. In addition, we note that income before income taxes of the credit segment declined from $28.5 million for the year ended January 31, 2013 to $12.5 million for the year ended January 31, 2014 and that the segment reported a loss before income taxes of $62.8 million for the year ended January 31, 2015. Please tell us your consideration of discussing the trends that have had an unfavorable impact on the results of your operations, and the credit segment in particular, and

whether you expect the trends to continue.   Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Consolidated Statements of Cash Flows, page 57

2. Please tell us how excess tax benefits from stock-based compensation are classified in cash flows from financing activities and in the consolidated statements of cash flows.

4. Customer accounts receivable, page 62

3. Please tell us your consideration of providing a more detailed analysis of the age of customer accounts receivable, including current balances and past due balances 0-30 days, 31-60 days, 61-90 and over 90 days.

4. Please tell us the significance of repossessed assets and your consideration of disclosing the carrying amount of repossessed assets at each balance sheet. Please refer to ASC 310-10-50-11.

5. Please disclose the amount of loans that meet the definition of an impaired loan in ASC 310-10-35-16, the information in paragraphs a. and c. of ASC 310-10-50-15 and in regard to troubled debt restructurings the information required by ASC 310-10-50-33 and 34.

7. Debt

Senior Notes, page 64

6. We note your disclosure in the fourth paragraph that the Senior Notes are jointly and severally guaranteed by the guarantors, and we understand that the guarantors consist of your subsidiaries other than an unrestricted subsidiary as defined in the indenture. Rule 3-10 of Regulation S-X requires every issuer of a registered security that is guaranteed and every guarantor of a registered security to file financial statements required for a registrant unless an exception to the general rule applies. If true, please disclose that the parent company has no independent assets or operations and that the guarantees are full and unconditional. Otherwise, provide the condensed consolidating financial information required by Rule 3-10(f) of Regulation S-X.

7. We note your disclosure in the second paragraph that the indenture restricts your ability to pay dividends. Please describe the most significant restrictions on the payment of dividends, their pertinent provisions, and the amount of net income or retained earnings restricted or free from restriction. Please refer to Rule 4-08(e)(1) of Regulation S-X.

15. Contingencies

Securities Class Action Litigation, page 68

> 8. We note your disclosure that it is not possible to predict the timing or outcome of any of the litigation. In future filings please provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Similar disclosure should also be provided for the derivative litigation. Please refer to ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Mark A. Haley, Chief Accounting Officer